September 23, 2009

United States Securities and

Exchange Commission

100 F Street, Northeast

Washington, D.C. 20549

Attn: Ms. Janice McGuirk

Re: TNT Designs, Inc.

Your File No. 333-121787

Dear Ms. McGuirk,

As discussed, we are new counsel to the Company. This letter is in response to your correspondence dated August 17, 2009 to the Company. As partial response, the Company states that Mr. Louis Bertoli acquired majority control of the Company on June 16, 2009 and appointed himself and Nitin Amersey to the board of directors of the Company, replacing the prior board of directors. Mr. Bertoli was not involved in the operations of the Company prior to this date. As such, the Company’s comments are necessarily limited to the time period after June 16, 2009. The Company further responds as follows:

1. The Company confirms that it will provide the disclosure required by Item 406(a) of Regulation S-K in future filings, as required.

2. The Company confirms that it will provide an exhibit index and either file or incorporate by reference the required exhibits as specified under Item 601(b) of Regulation S-K.

3. The Company’s 10K was signed by Anju Tandon, who is no longer affiliated with the Company. The Company’s current management does not have direct knowledge of Ms. Tandon’s former position with the Company; however, we note that the Company’s public filings, including its last 10K, indicates that Ms. Tandon was its Chief Financial Officer at the time of its filing. The Company confirms that in future filings the Company will indicate each capacity in which its officers are signing periodic reports.

The Company further acknowledges, per your request, that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for allowing us to respond to your comment letter beyond the initial ten day period. If you require further clarification or have questions or comments that do not rise to the level of a comment letter, please feel free to contact me directly at (404) 760-6002.

Sincerely,

Joyce Thrasher Kaiser & Liss, LLC

H. Grady Thrasher, IV, Esq.

HGT/dlw

cc: Mr. Louis Bertoli

Mr. Nitin Amersey